Schedule 13D

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                              Gradco Systems, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, without par value
                         -------------------------------
                         (Title of Class of Securities)

                                   609524-10-3
                                 --------------
                                 (CUSIP Number)

                               Bradley R. Peyton
                               Clarity Fund, LLC
                        6165 N.W. 86th Street, Suite 104
                              Johnston, Iowa 50131
                                 (515) 252-7489
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 29, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 609524-10-3

1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities  only)  Clarity  Fund,  LLC,   taxpayer   identification   number
     20-0050466.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

3.   SEC Use Only

4.   Source of Funds (See  Instructions)  WC (Working  capital of Clarity  Fund,
     LLC); PF (Personal funds of Bradley R. Peyton); 00 (Brokerage margin account of Bradley R. and Claudia C. Peyton)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization  State of Iowa

                        7.   Sole Voting Power 18,471 shares
Number of Shares
Beneficially Owned by   8.   Shared Voting Power
Each Reporting
Person With             9.   Sole Dispositive Power 18,471 shares

                       10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 18,471 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11) 8.1%

14.  Type of Reporting Person (See Instructions) 00 (limited liability company)

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Item 1. Security and Issuer

        This Statement on Schedule 13D relates to holdings of common stock without par value ("Common Stock") of Gradco Systems, Inc., a Nevada corporation ("Gradco"). According to Gradco's most recently filed Quarterly Report on Form 10-Q, the principal executive office of Gradco is located at 39 Parker, Irvine, California 92618.

Item 2. Identity and Background

        This Statement is filed by Clarity Fund, LLC ("Clarity Fund"), a limited liability company organized under the laws of the State of Iowa. The sole manager of Clarity Fund is Bradley R. Peyton ("Peyton"), a United States citizen and a resident of the State of Iowa. All of the membership interests issued by Clarity Fund are owned by Clarity Investors, LLC ("Clarity Investors"), a member-managed limited liability company organized under the laws of the State of Iowa. All of the voting membership interests issued by Clarity Investors are owned by Peyton, while non-voting interests have been issued to other members of Peyton's immediate family.

        Clarity Fund has been organized by Peyton to hold ownership of the shares of Common Stock of Gradco previously owned by Peyton and members of his immediate family (see Item 5(c) below). Clarity Fund does not currently conduct any other business but may hold other investment interests in the future. Clarity Investors was organized to become the sole member of Clarity Fund and it currently holds other investment interests. Peyton is employed as President and Chief Investment Officer of Clarity Asset Management, Inc. ("Clarity Asset"), an investment advisor registered with the Securities and Exchange Commission. The business address for Peyton and Clarity Asset is also 6165 N.W. 86th Street, Suite 104, Johnston, Iowa 50131.

        Neither Clarity Fund, Clarity Investors nor Peyton has, during the last five years, been convicted in a criminal proceeding nor has any of them, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The Common Stock owned by Clarity Fund was acquired from Clarity Investors which in turn acquired the Common Stock from Peyton and members of his immediate family as described in Item 5(c) below. In exchange for the Common Stock transferred by Clarity Investors, Clarity Fund issued to Clarity Investors all the outstanding membership interests in Clarity Fund. In exchange for the Common Stock received by Clarity Investors from Peyton and members of his immediate family, Clarity Investors issued to Peyton all of the outstanding voting membership interests in Clarity Investors and non-voting membership interests in Clarity Investors to members of his immediate family.

        The Common Stock was originally purchased by Peyton and members of his immediate family through the use of personal funds and through borrowings made available through a margin account established by Peyton and his spouse with Harris Investor Services LLC, a registered broker-dealer. A copy of the pertinent portions of the customer agreement between Peyton and his spouse and Harris Investor Services is included as an exhibit to this Statement.

        Any future purchases of Common Stock by Clarity Fund will be financed through the use of Clarity Fund's working capital and/or through loans made to Clarity Fund to finance the acquisition of the Common Stock, although no arrangements have been established as of the date of filing this Statement for the borrowing of funds by Clarity Fund.

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

Item 4.  Purpose of Transaction

        Clarity Fund intends to monitor its investment in the Common Stock of Gradco on an ongoing basis and, as part of this process, Clarity Fund may from time to time consider a number of strategies for enhancing the value of the Common Stock, including, without limitation, strategies which may relate to or result in one or more the following events:

        (a)  The  acquisition  of  additional   securities  of  Gradco,  or  the
             disposition of securities of Gradco;

        (b)  An  extraordinary   corporate   transaction,   such  as  a  merger,
             reorganization, liquidation or stock repurchase, involving Gradco or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Gradco or any of its subsidiaries;

        (d) A change in the present board of directors or management of Gradco, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) A material change in the present capitalization or dividend policy of Gradco;

        (f)  Other material changes in Gradco's business or corporate structure;

        (g) Changes in Gradco's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Gradco by any person;

        (h) Causing a class of securities of Gradco to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Gradco becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above. Clarity Fund may also contact other Gradco shareholders to explore with them possible strategies for enhancing the value of the Common Stock through one or more of the foregoing events. Those contacts may result in Clarity Fund combining efforts with other Gradco shareholders to enhance the value of the Common Stock. As of the date of filing of this Statement, however, neither Clarity Fund nor Peyton has, to the best of their knowledge, had any contact with other Gradco shareholders and, consequently, is not acting as part of a "group" within the meaning of Regulation 13D of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

        (a) This Statement relates to 18,471 shares of Common Stock of Gradco owned by Clarity Fund, constituting 8.1% of the outstanding Common Stock of Gradco (based on outstanding Common Stock of 228,971 shares as of December 31, 2002 as reported in the most recent Quarterly Report on Form 10-Q filed by Gradco).

        (b) Clarity Fund has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the 18,471 shares of Common Stock which are the subject of this Statement.

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

        (c) Ownership of 12,200 shares of Common Stock of Gradco by Peyton and members of his immediate family was previously disclosed in a
             Schedule 13G filed with the Securities and Exchange Commission on or about December 16, 2002 in which ownership of such shares was disclosed as follows: 4,200 shares owned by Bradley R. Peyton and Claudia C. Peyton, as joint tenants with right of survivorship; 2,000 shares owned by Claudia C. Peyton as custodian for Madeline
             J. Peyton; 2,000 shares owned by Claudia C. Peyton as custodian for Leslie M. Peyton; 2,000 shares owned by Claudia C. Peyton as custodian for David J. Peyton; and 2,000 shares owned by Claudia C. Peyton as custodian for Eric B. Peyton. Between January 1, 2003 and February 5, 2003 an additional 6,271 shares of Common Stock were acquired by Peyton and his spouse. On July 1, 2003, 10,471 shares owned by Peyton and his spouse were transferred to Clarity Investors in exchange for membership interests in Clarity Investors and on July 2, 2003, these shares were transferred by Clarity Investors to Clarity Fund in exchange for membership interests in Clarity Fund. On July 31, 2003, 8,000 shares owned by Claudia C. Peyton, in her capacity as custodian for each of the four Peyton minor children (with holdings as noted above), were transferred to Clarity Investors in exchange for membership interests in Clarity Investors and on August 1, 2003, these shares were transferred by Clarity Investors to Clarity Fund in exchange for membership interests in Clarity Fund. Each of the foregoing transfers was effected on a private basis.

        (d)  Not applicable

        (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Neither Clarity Fund, Clarity Investors nor Peyton is a party to any contract, arrangement, understanding or relationship with respect to any securities of Gradco.

Item 7. Material to Be Filed as Exhibits Exhibit A Harris Investor Services LLC Customer Agreement

        Apart  from  the  foregoing  exhibit,   neither  Clarity  Fund,  Clarity
        Investors nor Peyton is a party to any transaction for which any document is required to be filed with this Statement as an exhibit.

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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      August 29, 2003



      Clarity Fund, LLC

      By:    /s/ Bradley R. Peyton
             ----------------------------
      Name:  Bradley R. Peyton

      Title: Manager


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